

SE(| COMMISSION
49

04003365

SEC FILE NO.
8-65166

BB 3/5

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/03____ AND ENDING____12/31/03____
             mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NOLLENBERGER CAPITAL PARTNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

101 CALIFORNIA STREET, SUITE 3150
(No and Street)

SAN FRANCISCO   CALIFORNIA   94111
(city)   (State)   (Zip Code)

SEC MAIL RECEIVED PROCESSING FEB 1 7 2004 WASH. D.C. 188 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE NOLLENBERGER   (415) 402-6001
               (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, Walnut Creek,   California 94596
(Address)   (City)   (Sate)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED

MAR 23 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the option of an
independent public accountant must be supported by a statement of facts and circumstances relied on as
the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **BRUCE NOLLENBERGER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **NOLLENBERGER CAPITAL PARTNERS, INC.** as of **DECEMBER 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nollenberger Capital Partners, Inc. and Subsidiary

Annual Audit Report

December 31, 2003

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Nollenberger Capital Partners, Inc. and Subsidiary

Table of Contents

ERNST WINTTER & ASSOCIATES _Certified Public Accountants_

675 Ygnacio Valley Road, Suite B-213   _(925) 933-2626_
Walnut Creek, California 94596   _Fax (925) 944-6333_

Independent Auditor's Report

Board of Directors
Nollenberger Capital Partners, Inc. and Subsidiary
San Francisco, California

We have audited the accompanying statement of financial condition of Nollenberger Capital Partners, Inc. and Subsidiary (the Company) as of December 31, 2003, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nollenberger Capital Partners, Inc. and Subsidiary at December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 3, 2004

Nollenberger Capital Partners, Inc. and Subsidiary

Statement of Financial Condition

December 31, 2003

Assets

Cash and equivalents	$	20,782
Cash at clearing organization		1,499,939
Securities purchased under agreements to resell		75,000
Certificate of deposit - restricted		20,000
Commissions receivable		252,795
Prepaid expenses and other assets		147,375
Notes receivable		345,439
Furniture and equipment, net of		
$ 92,655 accumulated depreciation		341,936
Total assets	$	2,703,266

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses		85,696
Commissions payable		153,600
Total liabilities		239,296

Stockholders' equity

Common stock (10,000,000 shares of $.001 par value			
authorized; 6,825,179 shares issued and outstanding)	$ 6,825		
Additional paid-in capital	3,678,174		
Retained earnings	(1,221,029)		
Total stockholders' equity			2,463,970
Total liabilities and stockholders' equity		$	2,703,266

See independent auditor's report and accompanying notes.

Nollenberger Capital Partners, Inc. and Subsidiary

Statement of Income (Loss)

For the Year Ended December 31, 2003

Revenue	
Commissions	$ 2,240,152
Proprietary trading	954,522
Interest income	38,034
Other income	273,988
Total revenue	3,506,696
Expenses	
Compensation and benefits	2,882,082
Clearing fees	336,465
Rent	278,262
Professional fees	148,637
Quote fees	113,100
Depreciation	69,545
Other operating expenses	261,387
Total expenses	4,089,478
Loss before income taxes	(582,782)
Income tax provision	1,600
Net loss	$ (584,382)

See independent auditor's report and accompanying notes.

Nollenberger Capital Partners, Inc. and Subsidiary

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2003

	Common Stock	Additional Paid in Capital	Retained Earnings	Stockholders' Equity
December 31, 2002	$ 6,565	$ 3,418,435	$ (636,647)	$ 2,788,353
Issuance of 259,999 shares of common stock	260	259,739		259,999
Net loss			(584,382)	(584,382)
December 31, 2003	$ 6,825	$ 3,678,174	$ (1,221,029)	$ 2,463,970

See independent auditor's report and accompanying notes.

6

Nollenberger Capital Partners, Inc. and Subsidiary

Statement of Cash Flows

December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(584,382)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation		69,545
(Increase) decrease in:		
Securities owned, at market value		51,111
Cash at clearing organization		461,065
Commissions receivable		(176,987)
Accrued interest receivable		3,470
Prepaid expenses and other assets		(69,884)
Increase (decrease) in:		
Accounts payable and accrued expenses		48,093
Commissions payable		96,735
State taxes payable		(1,600)
Net cash provided (used) by operating activities		(102,834)
CASH FLOWS FROM INVESTING ACTIVITIES		
Collections on note receivable		82,384
Purchase of equipment		(193,526)
Net cash provided (used) by investing activities		(111,142)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of stock		259,999
Net cash provided (used) by financing activities		259,999
Net increase (decrease) in cash and cash equivalents	$	46,023
Cash and equivalents, beginning of year		(25,241)
Cash and equivalents (overdraft), end of year	$	20,782
SUPPLEMENTAL DISCLOSURE		
Income taxes paid	$	1,600
Interest paid	$	-

See independent auditor's report and accompanying notes.

(1)   Organization

Nollenberger Capital Partners, Inc., an S Corporation, was founded in December 2001. The firm is registered with the National Association of Securities Dealers, Inc. (NASD) and was made effective July 11, 2002; business commenced on July 15, 2002.

Structured as a full-service broker-dealer and registered investment advisor, Nollenberger Capital Partners, Inc. is engaged in the US equity and debt markets. The business is focused on asset management, private brokerage for high net worth individuals and corporate customers, investment banking and institutional sales.

The Company has a wholly owned subsidiary, Nollenberger Capital Investment Advisory, Inc. (the subsidiary), which was incorporated on September 25, 2002.

(2)   Summary of Significant Accounting Policies

Basis of Consolidation
The consolidated financial statements include accounts of the Company and its wholly owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer.

Customer and Proprietary Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with Bear Stearns Securities Corporation. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker of customer securities to Bear Stearns Securities Corporation and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a trade date basis as the transaction occurs.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial condition.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Nollenberger Capital Partners, Inc. and Subsidiary

Notes to the Financial Statements

December 31, 2003

(2)   Summary of Significant Accounting Policies (Continued)

Cash & Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business. Cash equivalents exclude cash at clearing organization and cash that is held as collateral for any corporate obligation.

Commissions Receivable
The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

Securities Owned
Securities owned consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit.

Income Taxes
The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California Franchise tax on S corporations.

The Company's subsidiary is a qualified subchapter S subsidiary and is disregarded for income tax purposes. All income and expenses of the subsidiary pass through to the Company. Included in the expenses that are passed through to the Company is the minimum California franchise tax of $800, which is included in the current consolidated tax provision.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

(3)   Standby Letter of Credit

On December 31, 2003, the Company was contingently liable under a $20,000 standby letter of credit at Silicon Valley Bank, which is secured by the restricted certificate of deposit of $20,000. The letter of credit automatically expires and renews every thirty days until final expiration on February 28, 2005. The standby letter of credit is security on the Company's office lease.

(4)   Operating Leases

The Company currently subleases office space in San Francisco, California under a thirty-one month lease agreement that began on June 16, 2002 and will end on January 31, 2005. A two-year lease will end on February 28, 2005. The Company has an office in San Jose, California under a lease agreement that began on September 15, 2003 and will end on September 30, 2008. The future annual minimum lease payments are as follows:

Year	Amount
2004	$ 349,409
2005	112,775
2006	87,727
2007	89,451
2008	64,226
	$ 703,588

(5)   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2003, the Company's net capital was $1,619,148, which exceeded the requirement by $1,519,148.

(6)   Notes Receivable

On August 2, 2002, the Company advanced an employee $300,000.
The unsecured promissory note is payable in monthly payments of
$5,661, including interest at 5% through August 2, 2007. $ 227,169

On October 4, 2002, the Company advanced an employee $150,000.
The unsecured promissory note is payable in monthly payments of
$2,831, including interest at 5% through October 4, 2007.   118,270

                                                                            $ 345,439

(7)   Securities Purchased under Agreement to Resell

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate

(8)   Income Taxes

Income tax expense consists of current California franchise taxes of $1,600. The deferred tax asset is the result of a California net operating loss carryforward of $1,256,031 that may be used to offset future taxable income beginning in 2004. The loss carryforward is due to expire in the years 2012 and 2013. Since it is more likely than not the deferred tax assets will be unrealized, a valuation allowance of $18,250 has been established which increased by $8,820 during the year.

The net deferred tax assets consist of the following:

Deferred tax assets	$ 18,250
Valuation allowance	(18,250)
	$ 0

(9)   Financial Instruments with Off- Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

Nollenberger Capital Partners, Inc. and Subsidiary

Notes to the Financial Statements

December 31, 2003

(10)   Retirement Plan

The Company sponsors a 401(k) profit sharing plan. The plan allows for employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer may elect to make discretionary contributions to the plan. At December 31, 2003, the Company did not make a discretionary contribution for the year.

(11)   Risk Concentration

At December 31, 2003, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $21,131.

(12)   Property and Equipment

Furniture and equipment	$ 384,160
Leasehold improvements	50,431
	$ 434,591
Less accumulated depreciation	92,655
	$ 341,936

(13)   Stock Bonus Plan

The Company established a stock bonus plan reserving 1,000,000 shares of the Company's common stock for issuance to key employees as compensatory stock bonuses. During the year, 259,999 shares of common stock valued by the Company at one dollar per share or $259,999, was issued to five key employees. The value of shares received is included in employee compensation. At December 31, 2003, 740,001 shares were reserved for future stock bonuses to seven key employees. These shares vest at various dates through December 2007. Employees have no rights to the bonus shares prior to the vesting date with a loss of all rights upon termination of employment.

(14)   Stock Option Plan

The Company has reserved 890,036 shares of the Company's common stock pursuant to a nonqualified stock option plan. Seven key employees have a right to purchase the Company's common stock for one dollar per share. Two employees have options to purchase 360,036 shares, which vest annually over 3 years with exercise rights expiring October 1, 2007. There were 120,012 shares vested at December 31, 2003. Five employees have options to purchase 530,000 shares, which vest over 3 or 4 years. A total of 205,000 of these options expire in 2006 and 325,000 in January 2007. The Company will recognize compensation expense in the amount of the fair market value in excess of the option price when the option is exercised.

SUPPLEMENTAL INFORMATION

Nollenberger Capital Partners, Inc. and Subsidiary

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2003

Net Capital:		
Total stockholders' equity qualified for net capital		$ 2,463,970
Less: Non-allowable assets		
Prepaid expenses and other assets	$ 147,375	
Notes receivable	345,439	
Furniture and equipment (net)	341,936	
Service fees receivable	10,072	
Total non-allowable assets		844,822
Net capital		$ 1,619,148
Net minimum capital requirement of 6.67% of aggregate indebtedness of $239,296 or $100,000, whichever is greater		100,000
Excess net capital		$ 1,519,148

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of December 31, 2003)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2003	$ 1,623,524
Decrease in stockholders' equity	(31,556)
Decrease in non-allowable assets	27,180
Net capital per above computation	$ 1,619,148

Nollenberger Capital Partners, Inc. and Subsidiary

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2003

Not applicable

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Nollenberger Capital Partners, Inc. and Subsidiary
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Nollenberger Capital Partners, Inc. and Subsidiary (the Company) for the period ended December 31, 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003, and this report does not affect our report thereon dated February 3, 2004.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 3, 2004

17